SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2023

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒       Form 40-F ☐

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐       No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni and Var Energi to acquire Neptune, a leading independent exploration and production company with low emission, gas-oriented operations in Western Europe, North Africa, Indonesia and Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate Secretary’s Staff Office

Date: June 23, 2023

PRICE SENSITIVE

Eni and Var Energi to acquire Neptune, a leading independent exploration and production company with low emission, gas-oriented operations in Western Europe, North Africa, Indonesia and Australia

San Donato Milanese (Milan), 23 June 2023 - Eni S.p.A. (“Eni”) is pleased to announce that along with Vår Energi ASA (“Vår”) it has reached an agreement to acquire Neptune Energy Group Limited (“Neptune”).

Neptune is a leading independent exploration and production company with a world-class portfolio of gas-oriented assets and operations in Western Europe, North Africa, Indonesia and Australia. The portfolio is competitive in terms of cost and low in operational emissions. Neptune was founded in 2015 by Sam Laidlaw and is currently owned by China Investment Corporation, funds advised by Carlyle Group and CVC Capital Partners, and certain management owners.

Eni will acquire assets comprising Neptune’s entire portfolio other than its operations in Germany and Norway (the “Neptune Global Business”) (the ‘’Eni transaction’’). The German operations will be carved out prior to the Eni transaction and the Norwegian operations (the Neptune Norway Business’’), will be acquired by Vår directly from Neptune under a separate share purchase agreement (the “Vår transaction”) (the Eni transaction and the Var transaction together comprising the “transaction”).

The Vår transaction will close immediately prior to the Eni transaction with the proceeds from the Norway sale remaining with the Neptune Global Business purchased by Eni. Vår is a company listed on the Oslo Stock Exchange and is 63% owned by Eni.

Under the agreed terms, the Neptune Global Business will have an Enterprise Value of c.$2.6bn, while the Neptune Norway Business will have an Enterprise Value of c.$2.3bn. As of 31 December 2022, net debt of the Neptune Global Business, pro forma for the sale of the Neptune Norway Business, was c.$0.5bn. The final net consideration for both transactions will be subject to customary closing adjustments and will be paid in cash at completion. The Eni transaction will be funded through available liquidity.

The transaction represents an exceptional fit for Eni. It complements Eni’s key areas of geographic focus and supports its objective of increasing the share of natural gas production to 60%, and reaching net zero emissions (Scope 1+2) from the Upstream business by 2030. The transaction aligns with Eni’s strategy of providing affordable, secure and low carbon energy to society, for which natural gas remains an important source. The transaction is also consistent with Eni’s operating and financial framework, as well as the targets set out in Eni’s 2023-2026 Plan, delivering earnings and cashflow accretion, additional shareholder value and remuneration upside.

Specifically, the transaction has the following benefits:

•	As of 31 December 2022, reported 2P reserves of c.484 million boe of which c.386 million boe are net to Eni’s portfolio[1], and of which c. 80% is natural gas. The transaction equates to a 2P acquisition cost of $10.1/boe. In addition, there is significant additional contingent resource upside.

•	For the year ended 31 December 2022, Neptune reported revenues of c.$1.22bn and EBITDAX of c.$0.95bn for the Neptune Global Business.

•	The transaction will add around 130 kboed[2] to the Eni and Var portfolios. From this, Eni estimates the transaction will add more than 100 kboed of low emission production[1] over 2024-2026, of which more than 70% will be natural gas (compared to 53% for Eni in 2022), with almost all of that amount capable of supplying OECD markets via pipeline or LNG.

•	Eni expects to generate G&A and industrial synergies to a value of over $0.5bn, with additional cost synergies, exploration and development including more CCS, financial and midstream value upside potential.

•	The transaction is expected to be immediately accretive to earnings and CFFO per share, as well as free cashflow positive. It is also consistent with the 2023-2026 Plan presented in February 2023, in particular the guidance of:

o	€1bn net positive contribution from portfolio activities over the period

o	€37bn of organic capex over the period

o	Leverage within a 10% to 20% range

o	Achieving 2023-26 production CAGR of 3-4% predominantly through organic investment plus the net impact of inorganic high-grading activities. This will see Eni integrate new assets that deliver additional value, while divesting others as it restructures and simplifies its portfolio.

Commenting on the transaction, Eni’s CEO, Claudio Descalzi, said ‘’This transaction delivers to Eni a high-quality and low carbon intensity portfolio with exceptional strategic and operational complementarity. Eni sees gas as a critical bridge energy source in the global energy transition and is focused on increasing the share of its natural gas production to 60% by 2030. Neptune will contribute predominantly gas resources to Eni’s portfolio. Moreover, the geographic and operational overlap is striking, adding scale to Eni’s majority-owned Vår Energi; bringing more gas production and CCUS opportunities to the remaining North Sea footprint; building on Eni’s leading position in Algeria – a key supplier to European gas markets; and deepening Eni’s presence in offshore Indonesia, supplying the Bontang LNG plant and domestic markets. We also expect the added supply to provide further optimisation opportunities for Eni’s GGP operations. Indeed, we see the transaction adding around 4 Bcm of gas supply for European consumers. A critical element of the transaction is also the low-cost supply and accretive cashflow it provides to Eni. It therefore supports our commitment to an attractive and resilient dividend and adds to the potential for share buybacks that make up the balance of the 25-30% of CFFO we have committed to distribute. The nature and challenges of the energy transition require a focused response and in particular this transaction highlights two important aspects of Eni’s financial strategy – the flexibility and optionality that our strong liquidity and low balance sheet leverage offer; and our innovative satellite model which helps to align and access dedicated capital”.

1 Including Eni pro rata share in Vår (63%)

2 Eni estimated 2023 production

Overview of portfolio acquired

The transaction has strong complementarity with Eni’s existing operations and strategy:

•	Neptune Global Business

o	UK: In 2022 Neptune produced 15kboed, of which most relates to gas production from its operated and long-life Cygnus field, the UK’s largest single gas producer. Additionally, Neptune is currently developing the operated Seagull field which is due to come onstream in 2H 2023. In 2022, Eni produced 44kboed in the UK mainly from the non-operated Elgin Franklin and J-Block.

o	Netherlands: In 2022 Neptune produced 18kboed, of which most relates to gas production. Neptune is the largest producer in the Dutch North Sea and operates several key offshore hubs which provide opportunity to efficiently add new reserves and production through infill drill and tiebacks. Eni does not have E&P operations in the Netherlands but the additional source of gas supply will improve the geographical and pipe versus LNG diversification of our well established and successful midstream gas GGP operations.

o	Algeria (and Egypt): Neptune operates the Touat field in Algeria. Touat production is currently suspended but will restart once upgrades to the processing facilities are complete with plateau production at 100% of over 400Mscfd (~70kboed). Neptune production from the Western Desert in Egypt in 2022 was 3kboed. In 2022, Eni produced 95kboed in Algeria and 346kboed in Egypt. In the context of the war in Ukraine, Algeria has become a key supplier of gas to Europe. Eni, as the leading IOC in the country, has taken a leading role in this initiative and expects 2023 production will average more than 120kboed in the country.

o	Indonesia: Neptune production in Indonesia of over 20kboed came from the Eni operated Jangkrik and Merakes fields which supply gas to the Bontang LNG facility and domestic customers. Eni production in 2022 was 62kboed.

o	Australia: Neptune maintains an interest in the Petrel project in the Bonaparte Basin, offshore Australia. Though development options for Petrel are currently being assessed, there could be optionality to leverage existing infrastructure including the Eni (100%) Blacktip field which produces and processes gas offshore for delivery to shore.

•	Neptune Norway Business: In 2022 the Neptune Norway Business accounted for 58kboed of low cost and low emission production, of which 57% was gas or LNG. Neptune’s principal assets in the country are Snøhvit, Njord, Gudrun, Fenja, Duva, Gjøa and Fram of which Fenja, Duva and Gjøa are operated. In 2022, Neptune completed development activities on Njord and Fenja, with both expected to contribute to production growth this year. Future growth is expected to be driven by a number of short-cycle tie-back opportunities to existing infrastructure. In 2022, Vår produced 220kboed. The combination in Norway brings together two high performing organisations with extensive experience in exploration and project development and significant opportunities to create additional value while reducing emissions.

•	Low carbon: The Neptune portfolio production in 2022 was comprised of 77% gas[3]. The Scope 1 & 2 carbon intensity of operated production in 2022 was 5.9 kgCO2eq/boe[3]

•	CCUS opportunities: Neptune is advancing CCS projects in Norway, the Netherlands and the UK with FEED at the L10 project in the Netherlands expected to commence this year. Eni regards CCS as a key lever in its decarbonization strategy targeting a gross capacity of 30Mtpa by 2030. Ravenna CCS is expected to start up in 2024 and HyNet in the UK is advancing as one of two ‘Track 1’ projects. Eni is also working on the Bacton CCS project in the UK, Bahr Essalam in Libya and other projects in Egypt, Australia and the UAE.

Regulatory conditions & timing of completion

Closing of the Eni transaction is subject to a number of customary closing conditions, including (i) the carve out of Neptune’s operations in Germany, (ii) completion of the Vår transaction (which will occur immediately prior to closing of the Eni transaction; and (iii) the receipt of other customary governmental and contractual consents, FDI and anti-trust clearances. The transaction is currently expected to close in the first quarter of 2024.

Advisors

HSBC acted as exclusive financial advisor to Eni, White & Case LLP as legal advisor to Eni, and Ernst & Young as tax and financial due diligence advisor to Eni.

Conference call

Eni will hold a conference call and Q&A session today, 23 June 2023, at 1.00 pm CEST. The call will be hosted by Claudio Descalzi (CEO) and Eni top management. On eni.com a PDF version of the presentation will be available at 12.45 CEST. Please follow the live streaming on our website. Listening mode dial-in numbers will also be available at the following link: https://www.eni.com/en-IT/investors.html

3 Neptune excluding Germany

Disclaimer

This communication contains forward-looking statements regarding future events and the future results of Eni that are based on current expectations, estimates, forecasts, and projections about the industries in which Eni operates and the beliefs and assumptions of the management of Eni. In addition, Eni’s management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements with regard to management objectives, trends in results of operations, margins, costs, return on capital, risk management and competition are forward looking in nature. Words such as “expects”, “anticipates”, “targets”, “goals”, “projects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and assumptions that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Therefore, Eni’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in Eni’s Annual Reports on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) under the section entitled “Risk factors” and in other sections. These factors include but are not limited to: (i) fluctuations in the prices of crude oil, natural gas, oil products and chemicals; (ii) strong competition worldwide to supply energy to the industrial, commercial and residential energy markets; (iii) safety, security, environmental and other operational risks, and the costs and risks associated with the requirement to comply with related regulation, including regulation on GHG emissions; (iv) risks associated with the exploration and production of oil and natural gas, including the risk that exploration efforts may be unsuccessful and the operational risks associated with development projects; (v) uncertainties in the estimates of natural gas reserves; (vi) The time and expense required to develop reserves; (vii) material disruptions arising from political, social and economic instability, particularly in light of the areas in which Eni operates; (viii) Risks associated with the trading environment, competition, and demand and supply dynamics in the natural gas market, including the impact under Eni take-or-pay long-term gas supply contracts; (ix) laws and regulations related to climate change; (x) risks related to legal proceedings and compliance with anti-corruption legislation; (xi) risks arising from potential future acquisitions; and (xii) exposure to exchange rate, interest rate and credit risks.

Any forward-looking statements made by or on behalf of Eni speak only as of the date they are made. Eni does not undertake to update forward-looking statements to reflect any changes in Eni’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Eni may make in documents it files with or furnishes to the SEC and Consob.

HSBC is acting for Eni in connection with this transaction and no one else and will not be responsible to anyone other than Eni for providing the protections afforded to its clients nor for giving advice in relation to this transaction or any other matter referred to herein.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com